Exhibit 99.1

PRESS RELEASE

Oman: TotalEnergies and OQEP break ground at Marsa LNG

•	Marsa LNG will be one of the lowest carbon intensity LNG plants in the world

•	Marsa LNG will be the first marine LNG bunkering hub in the Middle East, supporting the shipping industry’s energy transition

Paris, May 1, 2025 – Under the patronage of His Excellency Eng. Salim bin Nasser Al Aufi, Minister of Energy & Minerals of the Sultanate of Oman, Patrick Pouyanné, Chairman and CEO of TotalEnergies, and Ahmed Al Azkawi, OQ Exploration and Production CEO, celebrated the ground-breaking of the Marsa LNG plant, in the port of Sohar, northern Oman, one year after the Final investment Decision.

The 1 million ton per year (Mt/y) liquefaction plant is being built by Marsa LNG LLC, a joint company between TotalEnergies (80%) and OQEP (20%). The LNG production, which is expected to start in the first quarter of 2028, is primarily intended to serve the marine fuel market (LNG bunkering) in the Gulf.

One of the lowest carbon intensity LNG plants in the world

The Marsa LNG plant is fully electrified and combined with a 300 megawatt-peak (MWp) photovoltaic solar farm that will supply the equivalent of the plant’s annual energy needs. Marsa LNG will therefore be one of the lowest carbon intensity LNG plants in the world, with less than 3 kg CO2e/boe of scope 1 and 2 emissions. For reference, this is 90% lower than the average carbon intensity of LNG plants in the world, which stands around 35 kg CO2e/boe1.

The first marine LNG bunkering hub in the Middle East

ideally located at the entrance to the Gulf, the Marsa LNG site has been selected to establish the first LNG bunkering hub in the Middle East.

A charter contract for a new LNG bunkering vessel has been signed by Marsa LNG LLC. This vessel, named Monte Shams in reference to the Jabal Shams or the “Mountain of the Sun” in north-eastern Oman, is under construction and will be stationed in Sohar from 2028, where it will supply LNG to a wide range of vessels (container ships, tankers, large cruise ships).

in the maritime industry, LNG is an immediately available transition fuel allowing a reduction of greenhouse gas (GHG) emissions by approximately 20% compared to fuel oil. Ships using LNG in Sohar, will further reduce their GHG emissions thanks to the low carbon intensity of the LNG production in Marsa LNG, and local bunkering without the need to transport LNG to a distant bunkering port.

1 Source IEA: The Oil and Gas Industry in Net Zero Transitions report from Nov 2023.

PRESS RELEASE

"I'm very proud to see Marsa LNG breaking ground, alongside our longstanding partner OQEP, and with the strong support from the Sultanate’s authorities. This flagship project demonstrates that LNG production can be very low carbon, contributing to making gas a long-term transition fuel. With an ambitious technical design, we intend to set the standard and pave the way for the next generation of low-emissions LNG plants across the world. We also offer an effective way to support the shipping sector’s energy transition, by providing lower-emissions marine fuel in a key location at the entrance of the Gulf”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

Commenting on the groundbreaking of Marsa LNG, His Excellency Salim bin Nasser Al Aufi, Minister of Energy and Minerals, stated:

“The Ministry reiterates its steadfast commitment to supporting downstream energy projects as a vital pillar of economic integration across the industrial, trade, port, and logistics sectors. The Marsa LNG project, a strategic collaboration project between OQ Exploration & Production and TotalEnergies, embodies this commitment by developing advanced infrastructure for supplying vessels with LNG as an alternative clean fuel.

This project marks a significant step in advancing low-emission energy solutions, reinforcing Oman's position as a reliable regional hub for clean maritime fuel. It aligns with the objectives of Oman Vision 2040, particularly in sustainability and industrial innovation. Additionally, it underscores our dedication to providing responsible energy solutions for the global shipping sector while actively reducing its carbon footprint.

While we welcome this pioneering partnership, we affirm that investment in downstream energy projects is a key driver of economic growth, creating quality, sustainable job opportunities, facilitating knowledge transfer, and developing national expertise, all of which strengthen Oman’s readiness to meet the growing demand for sustainable energy sources".

"At OQEP, we are committed to driving innovation and sustainability in Oman’s energy landscape. The Marsa LNG project represents a solid step forward, harnessing cutting-edge technology and strategic collaboration to ensure a cleaner, and affordable energy future. As the first LNG bunkering hub in the Middle East, Marsa LNG will play a pivotal role in reducing emissions in the shipping industry while reinforcing Oman’s position as a key player in the global energy sector. We take immense pride in contributing to this transformative journey— one that sets new standards for low-carbon energy solutions", said Ahmed Al Azkawi, CEO of OQEP.

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TotalEnergies in Oman

TotalEnergies has been present in Oman since 1937.

The Company launched in 2024 a flagship project, the integrated Marsa LNG project (80%), which combines natural gas production from Block 10, a full electric liquefaction plant of 1Mt/y capacity

PRESS RELEASE

intended to serve as the first LNG bunkering hub in the Middle East and a dedicated 300 MWp PV solar plant. TotalEnergies’ oil and gas production in Oman was 65 kboe/d in 2024.TotalEnergies produces oil in Block 6 (4%), natural gas in Block 10 (26.55% via Marsa LNG LLC) as well as LNG through its participation in Oman LNG (5.54%)/Qalhat LNG (2.04% via Oman LNG). On the onshore Block 11 (22.5%), three positive appraisal wells were performed in 2023 and 2024.

The Company contributes actively to the development of renewables in the country with currently a 600 MW portfolio and the willingness to grow further.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and aim for zero methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

TotalEnergies supports the role of LNG in shipping’s energy transition

Marine LNG sharply reduces emissions from ships and significantly improves air quality, in particular when at berth, for the benefit of port cities and communities in coastal areas. Used as a marine fuel, LNG helps to cut greenhouse gas emissions by up to 23% compared to conventional marine fuel and has the potential to reduce emissions significantly more if bio or synthetic LNG is used. As such, marine LNG is a more sustainable, affordable and immediately available way of reducing emissions in the shipping sector. TotalEnergies has actively invested in LNG bunkering infrastructure, critical to supporting its shipping customers' adoption of LNG as a marine fuel. The Company currently deploys three LNG bunker vessels: the Gas Agility at the Port of Rotterdam, Netherlands, the Gas Vitality at the Port of Marseille-Fos, France, and the Brassavola at the Port of Singapore.

About OQEP

OQEP was incorporated on 20 May 2009 and registered in the Sultanate of Oman as a limited liability company and was then converted to an SAOC on the Commercial Register on 15 July 2024. On October 28, 2024, OQEP successfully listed its shares, and become a public joint stock Company.

The Company’s core business activities include extraction of crude petroleum and natural gas, drilling of oil and natural gas wells, service activities incidental to the extraction of petroleum and natural gas (excluding surveying) and exploration and prospecting activities for oil or gas fields. The Company is Oman’s largest pure-play oil and gas exploration and production company. It is also one of the largest holders of oil and gas reserves in Oman, producing 227,800 barrels of oil equivalent per day in 2024. The mission of the Company is to safely and efficiently explore commercially viable oil and gas opportunities across its contract areas in a way that can be monetised efficiently to support the Company’s growth aspirations. The Company’s exploration programme is designed to drive reserves replenishment to support its future growth.

For more information about OQEP, please visit: www.oqep.om

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations

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OQEP Contacts

Alya Al Raisi – Head of Communication and Branding

Phone: +96893204470 l Email: alya.alraisi@oqep.om

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).